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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces Successful Implementation of iBOLT for a SAP Business One Customer

iBOLT integration solution deployed in under 3 days

Or Yehuda, Israel, January 10th, 2005 - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today the completion of a successful implementation of the iBOLT Special Edition for SAP Business One at the Houston Offices of IFCO Systems. SAP Business One is an affordable integrated business management solution designed specifically to meet the needs of small and midsize businesses.

IFCO Systems, a global leader in logistics services, provides in the United States a national network of shipping pallet management services. Due to changing business needs, IFCO needed to upgrade its existing business processes. SAP and Express Information Systems, an SAP Business One Partner, introduced IFCO to Magic’s iBOLT Special Edition for SAP Business One.  The iBOLT-based solution, which meets all of IFCO’s many diverse requirements, was implemented at IFCO in under three days.  iBOLT automates all the workflows and enables the seamless communication between disparate technologies, databases, and applications across the enterprise. iBOLT has also streamlined IFCO’s email notification system, which sends email messages to customers regarding their orders, to carriers about deliveries, and to the company’s geographically scattered  warehouses.

The customized version of iBOLT complements SAP’s existing arsenal of cutting-edge development tools for SAP Business One. It enables SAP Business One users to rapidly enhance their systems with a range of features - including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. The iBOLT Special Edition also opens SAP Business One to the large channel of existing Magic Solution Providers, allowing them to seamlessly integrate their existing solutions with SAP Business One, streamlining the process and reducing integration time.

 “The iBOLT Special Edition implementation has enabled us to jump past months of development time and fulfill eight projects in 2004 that directly affect the way we communicate with our customers.” said Nina Clark, Financial Systems Analyst, IFCO Systems, who headed the project at IFCO. “Magic did this at an incredible speed and cost reduction.”

Menachem Hasfari, Magic Software’s CEO, said ”This initial project with iBOLT Special Edition for SAP Business One demonstrates the time-to-value we achieve for our customers, and the vitality and agility of our cooperation with SAP. SAP introduced us to Express Info within two weeks of our agreement, this project was installed within 3 weeks of our initial customer discussions and the actual implementation was done in less then 3 days.  IFCO’s implementation illustrates the potential our cooperation with SAP represents, and it demonstrates that Business Integration is gaining ground at all levels and sizes of organizations with iBOLT being ideally suited for them.”

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About IFCO Systems
IFCO Systems is an international logistics service provider with approximately 140 locations worldwide.  IFCO Systems operates a pool of more than 65 million RPCs (Reusable Plastic Containers) globally, which are used as a logistic system predominantly for fresh produce by leading grocery retailers.

In the United States, IFCO Systems provides a national network of pallet management services.  With more than 45 million wooden pallets recycled annually, IFCO Systems is the market leader in this industry.  In 2003, IFCO Systems generated revenues of 417.4 million USD. IFCO Systems is listed on the Frankfurt Stock Exchange in the Prime Standard segment (IFE1. For more information please contact Dallas Crawford, Director of Marketing, IFCO Systems North America: Voice 713-332-6191

Email Dallas.Crawford@ifcosystems.com

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: January 10th, 2005